BRF S.A.
A Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

As approved by the Board of Directors, the global corporate executive structure of BRF S.A. as of 01.01.2015 will consist of the following individuals, each having a two-year term, with possible re-election:

Pedro de Andrade Faria — Chief Executive Officer, Global. Mr. Faria has a degree in Business Administration from Fundação Getulio Vargas in São Paulo and an MBA from the University of Chicago Booth School of Business, of which he is currently a member of the global advisory board. Mr. Faria joined Tarpon in June 2003 and was a managing partner and member of Tarpon’s Investment Committee. He served as Tarpon’s Chief Executive Officer from December 2012 to August 2013, after having started Tarpon’s private equity business. He has served on the boards of Arezzo, BRF, Cia. Acqua and AGV Holding SA. Mr. Faria was CFO and IR Officer of Brasilagro from December 2007 and December 2009, having been responsible for the company’s founding and public offering. Before joining Tarpon, he was a managing director of Patria Investimentos, responsible for monitoring their private equity portfolio. He also worked at Chase Manhattan Bank and in equity at Patrimonio/Salomon Brothers.

Augusto Ribeiro Junior — Chief Financial and Investor Relations Officer. Mr. Ribeiro Junior has a degree in Mechanical Engineering from the Universidade Federal de Santa Catarina (UFSC), where he also completed a master’s degree in the same discipline. He has a postgraduate qualification in Corporate Finance from Fundação Getúlio Vargas, a master’s degree from the University of Pittsburgh in Management and concluded a financial specialization course at the Wharton School of Business, University of Pennsylvania. He worked for Basf as Manager for Financial Control, South America and for Kraft where he also acted in the area of planning and financial control. This was followed by 11 years at Unilever where he held positions in various areas, including manufacturing, corporate audit and business control. He has been with BRF since 2008 when he joined as financial controller. During the merger process, Mr. Ribeiro Junior worked actively in the planning, coordination and administration of processes with a view to integrating best practices for the consolidation of BRF. As BRF’s director for Planning and Control, he was responsible for planning, coordinating and managing the area responsible for corporate and tax issues, IFRS, SOX budgetary planning, analysis of investments and joint ventures, among other activities.

Flavia Moyses Faugeres — Vice President – Marketing and Innovation.  Ms. Faugeres has a degree in Business Administration at Fundação Getúlio Vargas in São Paulo, with specialization in Business Administration at IMBEC de São Paulo, Brazil, with a Masters in Quantitative Marketing from the University of Grenoble II, France. Earlier in her career, she gained extensive experience in marketing at Unilever. From September, 2011 to January, 2014 she served as Global Marketing Director and as Executive Vice President of Burger King Worldwide, Inc. and Burger King Holdings, Inc. Flavia also served as a partner in the consulting firms NIDEIAS, Verdadeira Brands & Business and Trueh Consultoria em Negócios Ltda located in São Paulo, Brazil, where she provided consulting services to Burger King. Flavia Faugeres was also Vice President of Global Research and Development in the Beer Company of Latin America AmBev and InBev.

Gilberto Antonio Orsato — Vice President — Quality and Management. Mr. Orsato holds a degree from Universidade do Oeste de Santa Catarina (UNOESC), with a specialization in Entrepreneurial Management. He also received a degree in Business Management — STC from the Fundação Dom Cabral and Kellog Business School and he received an MBA in Business Administration from Universidade de São Paulo (USP). He joined BRF in 1987, where he worked in the Slaughtering Plants’ managerial area and Operations Management until being appointed to head the Human Resources area.

José Roberto Pernomian Rodrigues — Vice President — Legal and Corporate Regulations. Mr. Rodrigues is a lawyer with significant experience in corporate law.  He was previously a professor of the theory of law, financial law and tax law at various educational institutions and served as an adjunct judge at the Court of Taxes and Duties in São Paulo’s Treasury Department.  He also has experience as a manager in the information technology area.  Mr. Rodrigues holds a bachelor’s degree and doctorate, both in law, from the University of São Paulo (USP) and is a member of the São Paulo Association of Lawyers (Associação dos Advogados de São Paulo - AASP) and the São Paulo Lawyers Institute (Instituto dos Advogados de São Paulo - IASP). Mr. Rodrigues has no criminal or administrative convictions that prevent him from holding management positions. Mr. Rodrigues is currently a defendant in criminal proceeding related to the alleged sale of imported products through trading companies, which the Brazilian tax authorities believe should have been made directly through distribution companies (pursuant to art. 334, paragraph 1, "c" of the Brazilian criminal code and other related provisions). There was a finding of guilt at the first instance, which is currently on appeal at the Brazilian Federal Regional Court of the 3rd Region.

Hélio Rubens Mendes dos Santos Junior — Vice President — Supply Chain. Mr. Rubens has a degree in Chemical and Food Engineering from the Universidade Federal de Rio Grande (FURG) with specialization in business administration from Fundação Getulio Vargas in São Paulo and Universidade de Campinas (UNICAMP). He began his career at Sadia in 1988 and gained experience in the areas of production, engineering, industrial excellence, R&D and integrated planning. In 2007, he assumed the R&D and Engineering Department and since 2009, he has headed the Industrial Operations Department. Currently he is the Integrated Planning & Management Control Vice President of BRF S.A.

Rodrigo Reghini Vieira— Vice President — People. Mr. Vieira has 17 years of professional experience having worked as a consultant, executive and entrepreneur. He was previously an engineer at Ericsson Telecommunications, founding partner of Arremate.com, Director of K2 Achievements and member of the Executive Committee of the BMG Group. Rodrigo holds a degree in Electrical Engineering at the Polytechnic School of USP, and has an MBA from the JL Kellogg School of Management in Evanston, Illinois, US.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer